Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

[FILED VIA EDGAR]

January 09, 2020

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Separate Account VA B (“Registrant”)

Transamerica Life Insurance Company (“Depositor”)

Registration on Form N-4 (File No. 333-215598)

Post-Effective Amendment No. 3

ACCESSION NO. 0001193125-19-267340

Separate Account VA BNY (“Registrant”)

Transamerica Financial Life Insurance Company (“Depositor”)

Registration on Form N-4 (File No. 333-215599)

Post-Effective Amendment No. 3

ACCESSION NO. 0001193125-19-267344

Mr. Cowan:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Registrant hereby requests the withdrawal of Post-Effective Amendments No. 3 under the 1933 Act to the Registrants’ Registration Statements on Form N-4 filed with the Securities and Exchange Commission on October 15, 2019 (the “Amendment”).

The Registrant is requesting the withdrawal of the Amendment due to a delay in the administrative system readiness.

These Amendments have not yet become effective and no securities were sold in connection with the offerings.

Please do not hesitate to contact me at 720-488-7884 if you have any questions or require anything further.

Sincerely

/w/ Brian Stallworth

Brian Stallworth

Senior Counsel